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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                               (Amendment No. 1)


                      Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

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                                CYBERMEDIA, INC.
                           (Name of Subject Company)

                                CYBERMEDIA, INC.
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 par value
                         (Title of Class of Securities

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                                   23249P107
                     (CUSIP Number of Class of Securities)

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                                  Kanwal Rekhi
               Chief Executive Officer and Chairman of the Board
                               CyberMerdia, Inc.
                        2850 Ocean Park Blvd., Suite 100
                             Santa Monica, CA 90405
                                 (310) 664-5000

                 (Name, address and telephone number of person
              authorized to receive notices and communications on
                   behalf of the person(s) filing statement)


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                                With a copy to:
                          Arthur F. Schneiderman, Esq.
                             Blair W. Stewart, Esq.
                              Daniel R. Mitz, Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                              Palo Alto, CA 94304
                                 (650) 493-9300


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     This Amendment No. 1 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 (as amended, the "Schedule 14D-9") filed by CyberMedia, Inc. (the "Company") relating to the tender offer by Networks Associates, Inc. ("Parent") and Cyclone Acquisition Corp. ("Purchaser"), a wholly-owned subsidiary of Parent, to purchase all of the outstanding shares of Common Stock of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 1998. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information to be Furnished

     On August 28, 1998, the Parent issued a press release announcing the extension of the Offer until 11:00 p.m. New York City time, on Friday, September 4, 1998.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               By:    /s/ Kanwal Rekhi
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                               Name:  Kanwal Rekhi
                               Title: Chief Executive Officer and
                                      Chairman of the Board

Dated August 31,  1998